UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-42622

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Enerecap Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1718 Peachtree St., NW, Suite 900
(No. and Street)

Atlanta	GA	30309
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	770-263-6003	bmegenity@bdcaonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave., Suite 300	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

7/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Edmonds, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Enerecap Partners, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

Notary Public

ROBERT DIGGS NOTARY PUBLIC EXPIRES GEORGIA June 22, 2022 DEKALB COUNTY

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ENERECAP PARTNERS, LLC
Financial Statements
For the Year Ended
December 31, 2024
With
Report of Independent Registered Public Accounting Firm

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Enerecap Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Enerecap Partners, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Enerecap Partners, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Enerecap Partners, LLC's management. Our responsibility is to express an opinion on Enerecap Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Enerecap Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Enerecap Partners, LLC's financial statements. The supplemental information is the responsibility of Enerecap Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Enerecap Partners, LLC's auditor since 2013.

Maitland, Florida

March 3, 2025

Enerecap Partners, LLC
Statement of Financial Condition
As of December 31, 2024

Assets

Cash	$	60,712
Prepaid expenses		290
Total assets	$	61,002

Liabilities and member's equity

Liabilities

Accounts payable and accrued expenses (related party)	$	6,396
Due to Parent		22,245
Accrued Expenses		4,000
Total liabilities		32,641
Member's equity		28,361
Total liabilities and member's equity	$	61,002

See notes to financial statements.

Enerecap Partners, LLC
Statement of Operations
For the Year Ended December 31, 2024

Revenue		
Interest income	$	50
Total Revenue		50
Expenses		
Services agreement expense (related party)		12,720
Professional fees		14,850
Other		2,025
Total Expenses		29,595
Net loss	$	(29,545)

See notes to financial statements.

Enerecap Partners, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

Balance at December 31, 2023	$ 26,406
Contribution	31,500
Net loss	(29,545)
Balance at December 31, 2024	$ 28,361

See notes to financial statements.

Enerecap Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities:

Net loss $ (29,545)

Adjustments to reconcile net loss to net cash used
  by operating activities:

Changes in assets and liabilities:

   Decrease in prepaid expenses   100
   Decrease in other liabilities   (100)
   Decrease in accounts payable and accrued expenses   (18,780)
   Increase in due to Parent   16,570

     Net cash used by operating activities   (31,755)

Cash flows from financing activities:

Contribution   31,500

     Net cash provided by financing activities   31,500

     Net decrease in cash   (255)
     Cash at beginning of year   60,967

     Cash at end of year $ 60,712

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest $ -
Cash paid for taxes   -

See notes to financial statements.

Note 1   **Organization and Summary of Significant Accounting Policies**

Organization and Description of Business
In accordance with the Purchase and Sale Agreement ("PSA") dated August 15, 2012, and executed by and between CSG Holdings, LLC ("Holdings") and ERC Holding Corp. ("ERC"), a Delaware corporation, ERC owns 100% of the membership interests of the Company effective January 1, 2013. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of proprietary research and receipt of legacy trail fees from hedge funds and 12b·1 fees.

During January 2013 the name was changed from Commerce Square Trading, LLC to Enerecap Partners, LLC (the "Company"). The company is a broker-dealer registered with the securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation formed on December 31, 2008 and is a wholly-owned subsidiary of ERC Holding Corp. (the "Parent").

The Company, upon closing of the above-referenced acquisition, has not initiated new revenue activities. Some revenue was received during 2021 and years prior attributable to legacy trail fees from hedge funds and commissions received from 12b-1 fees as a result of the activities that occurred prior to the purchase by ERC. However, the Company did not receive any legacy trail fees from hedge funds or commissions received from 12b-1 fees during 2024. The Company has been approved for proprietary research, although no revenue was generated or recognized during 2024.

Reserves and Custody of Securities
The Company currently does not have any customer accounts or custody of any customer assets.

Commission Revenue
The Company earns revenue from legacy trail fees from hedge funds and 12b·1 fees, both of which are related to performance obligations that have been satisfied in prior periods.

Recently Adopted Accounting Guidance
Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation of certain contract costs. This change was applied prospectively from January 1, 2018, and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning members' equity.

Income Taxes
The Company's income or loss is reported on the Member's S Corporation income tax return. Accordingly, the financial statements do not include a provision for income taxes.

Note 1   **Organization and Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2024, the Company had no uninsured cash balances.

Note 2   **Financial Instruments and Concentration of Risk**
Financial instruments subject to risk concentration is cash. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor.

Note 3   **Contingencies**
The Company is subject to litigation in the normal course of business. The Company had no litigation matters during 2024.

Note 4   **Net Capital Requirements**
The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $28,071, which was $23,071 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 1.16 to 1.00.

Note 5   **Related Party Transactions**
The Company is wholly owned by ERC Holding Corp; The Parent assumes responsibility for all income tax liabilities.

Note 5   **Related Party Transactions (continued)**

During the year ended December 31, 2024, pursuant to a Services agreement between the Company and the Parent, the Company recorded an administrative fee expense of $12,720 and owed the parent $22,245.

The amount due to the Parent as of December 31, 2024 was $22,245 relating to expenses recorded by the Company and paid by the Parent. Expenses paid by the parent in addition to the administrative fees were $16,570 for the year ended December 31, 2024 and are included in various expenses in the statement of operations.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 6   **Subsequent Events**
The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Note 7   **Segment Reporting**
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of proprietary research and receipt of legacy trail fees from hedge funds and 12b·1 fees. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 8   **Net Loss**
The Company incurred a loss during the year ended December 31, 2024. The Company's Member has represented that it intends to make capital contributions, as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

Enerecap Partners, LLC
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

Computation of Net Capital

Total member's equity	$	28,361
Deduction for non-allowable assets		
Prepaid expenses		290
Total non-allowable assets		290
Net capital before haircuts		28,071
Less haircuts		-
Net capital		28,071
Aggregate indebtedness		32,641
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess Net Capital	$	23,071
Ratio of aggregate indebtedness to net capital		1.16 to 1.00

Reconciliation with Company's Computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2024:

There is no significant difference between net capital as computed above and net capital as reported on Part IIA of Form X-17A-5 as of December 31, 2024.

ENERECAP PARTNERS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2024

With respect to the Information Relating to Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34- 70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Enerecap Partners, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Enerecap Partners, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)2) of rule 15c2-4.. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Enerecap Partners, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Enerecap Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

March 3, 2025

Enerecap Partners, LLC
Exemption Report

Enerecap Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the U.S. Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be Made by Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 CFR §240 15c3-3; and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the U.S. Securities and Exchange Commission Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5 because the Company limits its business activities exclusively to (a) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (b) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (c) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (a) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Enerecap Partners, LLC

I, Christopher S. Edmonds, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Christopher S. Edmonds
Chief Executive Officer

February 27, 2025